Filed Pursuant to Rule 433

Registration Nos. 333-170385 and 333-170385-01

April 9, 2013

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated April 9, 2013)

Issuer:	NiSource Finance Corp.

Guarantor:	NiSource Inc.

Security:	4.80% Notes due 2044

Ratings:	Baa3 (stable)/BBB- (stable)/BBB- (stable) (Moody’s/Standard & Poor’s/Fitch)*

Size:	$750,000,000

Public Offering Price:	99.575%

Maturity:	February 15, 2044

Benchmark Treasury:	2.75% due November 15, 2042

Benchmark Treasury Price/Yield:	96-01/2.952%

Spread to Treasury:	T+187.5 basis points

Re-offer Yield:	4.827%

Optional Redemption Terms:	Make-whole call at any time prior to August 15, 2043 at 30 basis points spread over Treasury Benchmark. Callable on or after August 15, 2043 at par.

Coupon:	4.80%

Interest Payment Dates:	February 15 and August 15 of each year beginning August 15, 2013

Initial Interest Accrual Date:	April 12, 2013

Format:	SEC Registered

Transaction Date:	April 9, 2013

Expected Settlement Date:	April 12, 2013 (T+3)

CUSIP/ISIN:	65473QBC6/US65473QBC69

Joint Book-Running Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC

Senior Co-Managers:	KeyBanc Capital Markets Inc. Loop Capital Markets LLC Scotia Capital (USA) Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Fifth Third Securities, Inc. The Huntington Investment Company

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling NiSource Inc., toll-free at 1-877-647-5990 or Barclays Capital Inc., toll-free at 1-888-603-5847 or Credit Suisse Securities (USA) LLC, toll-free at 1-800-221-1037 or J.P. Morgan Securities LLC, collect at 1-212-834-4533.